

January 9, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      RE: MIAX PEARL, LLC ("Pearl")
              Amendment 2023-1 to Form 1 Application

Dear Ms. Jackson:

      Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-1 to the Form 1 Application of Pearl, which includes the following changes:

              Exhibit M – Updated MIAX Pearl Options member list

      Please do not hesitate to contact me if you have any questions in connection with this matter.

                    Sincerely,

                    Barbara J. Comly

                    Barbara J. Comly
                    EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/09/23	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

23007222

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: January 9, 2023   By: _Barbara J. Comly_____
                                    Barbara J. Comly
                                    EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _____, 2023.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
MIAX PEARL, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   **Name;**

2.   **Date of election to membership or acceptance as a member, subscriber or other user;**

3.   **Principal business address and telephone number;**

4.   **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.   **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.   **The class of membership, participation or subscription or other access.**

Response:

1.   **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options exchange dated as of January 6, 2023, including the information set forth in items 1-6 above.

2.   **MIAX Pearl Equities.** No change to the list of the members of the MIAX Pearl Equities exchange dated as of November 3, 2022, previously filed.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago   IL   60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago   IL   60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas   TX   75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York   NY   10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago   IL   60606
Tele #: (312) 893-3750

Approval Date: 9/1/2022
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-66612
CRD #: 132605

BOFA SECURITIES, INC.

One Bryant Park
New York   NY   10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago   IL   60603
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York   NY   10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010
Tele #: (212) 325-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000

Chicago   IL   60606

Tele #: (312) 986-2006

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-52503

CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500

Chicago   IL   60661

Tele #: (312) 542-1000

Approval Date: 11/14/2017

Membership Activities:

Order Entry

International Tele #

SEC #: 8-51241

CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 2/6/2017

Membership Activities:

Order Entry

International Tele #

SEC #: 8-65878

CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street

New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-129

CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400

Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 2/6/2017

Membership Activities:

Order Entry

International Tele #

SEC #: 8-47762

CRD #: 37484

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.

New York   NY   10022

Tele #: (212) 715-2830

Approval Date: 2/25/2020

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8-68126

CRD #: 149224

HRT FINANCIAL LLC

175 Greenwich Street - 76th Floor

3 World Trade Center

New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 4/5/2017

Membership Activities:

Order Entry

International Tele #

SEC #: 8-68430

CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300

Chicago   IL   60606

Tele #: (312) 244-3300

Approval Date: 2/6/2017

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8-52600

CRD #: 104143

INSTINET, LLC

Worldwide Plaza

309 West 49th Street

New York   NY   10019

Tele #: (212) 310-9500

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-23669

CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 2/6/2017

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 2/6/2017

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 2/6/2017

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 2/11/2019

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago   IL   60603
Tele #: (312) 334-8000

Approval Date: 2/6/2017

Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036
Tele #: (646) 743-1295

Approval Date: 2/6/2017

Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 2/6/2017

Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300

Chicago   IL   60601

Tele #: (312) 821-9500

Approval Date: 2/6/2017

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8-66083

CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-17574

CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B

Chicago   IL   60605

Tele #: (312) 692-5000

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-66826

CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100

Chicago   IL   60604

Tele #: (312) 360-2440

Approval Date: 2/6/2017

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8-68556

CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8-37520

CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8-47034

CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.

New York   NY   10013

Tele #: (212) 625-5700

Approval Date: 9/12/2017

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8-68090

CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas

New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 2/6/2017

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-22651

CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza

165 Broadway

New York   NY   10006

Tele #: (800) 544-7508

Approval Date: 10/1/2019

Membership Activities:

Registered Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8-68193

CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles   CA   90017
          Tele #: (213) 688-8090

Approval Date: 2/6/2017

Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
          Tele #: (704) 410-1913

Approval Date: 2/6/2017

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
          Tele #: (312) 884-4000

Approval Date: 2/6/2017

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
          Tele #: (312) 884-4000

Approval Date: 2/6/2017

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47484
CRD #: 36848

Total BD Firms 40